Mail Stop 3561

April 2, 2009

Via Fax & U.S. Mail

Mr. Brian J. Capo, Chief Accounting Officer
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32601**

Dear Mr. Capo:

We have reviewed your response letter dated February 24, 2009 and have the following additional comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page 83
Notes to Consolidated and Combined Financial Statements, page 88
Note 3 - Business Acquisitions, page 99

1.   We note from your response to our prior comment 6 that the acquisitions of House of Blues Canada and Signatures during 2007 appear to meet the definition of a significant subsidiary as defined in Article 1-02(w) of Regulation S-X. As such, we believe that the acquisition of each of these entities represented individually material business acquisitions for which the disclosures outlined in SFAS 141 should be provided. Please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraphs 51, 52 and 54 of SFAS 141 with respect to each of these acquisition transactions, as applicable. In addition, please ensure that these disclosures are provided for any other material acquisition transactions in future filings.

2.   In a related matter, for each of your material acquisition transactions that resulted in recognition of goodwill, your revised disclosures should state the primary reasons for each of these acquisitions and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Note 5. Investments, page 101

3.   We note from your response to our prior comment number 8 that the Company intends to amend its 2007 Form 10-K to include the 2005 financial statements for Broadway in Chicago, L.L.C. Please file the amendment to your 2007 Annual Report on Form 10-K that includes these required financial statements as soon as possible.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief